
03029902



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 28 August 2003, LYP (a 70% non-wholly owned subsidiary of Television Broadcasts Limited) and ERA (a substantial shareholder of LYP holding the remaining 30% interest of LYP) entered into an agreement supplemental to the optical fibre networking services agreement dated 21 March 2003.

Under the Supplemental Agreement, both LYP and ERA agree to vary the Agreement by (i) extending the term to 30 June 2004; (ii) reducing the monthly fee to NT$765,000 (approximately HK$173,655) including sales tax; and (iii) varying the services provided.

As ERA holds 30% interest in LYP which is a 70% non-wholly owned subsidiary of the Company, ERA is a connected person of the Company. Accordingly, the entry into the Supplemental Agreement constituted connected transaction of the Company under the Listing Rules. As the consideration of the transaction represents less than 3% of the net tangible assets of the audited consolidated accounts of the Group, the Supplemental Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

Details of the Supplemental Agreement will be included in the next published annual reports and accounts of the Company.

THE TRANSACTION

As previously announced by Television Broadcasts Limited ("Company") on 24 March 2003, Liann Yee Production Co. Ltd. ("LYP") and Era Communications Co. Ltd. ("ERA") had renewed the optical fibre networking services arrangement that has been in place between the parties since 1 August 1998. The service consists of a 45MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room and is for a period of 12 months from 1 January 2003 ("Agreement") at a monthly fee of NT$1,300,000 (approximately HK$295,100) inclusive of 5% sales tax.

On 28 August 2003, LYP and ERA entered into an agreement supplemental to the Agreement ("Supplemental Agreement") whereby (i) the term of the Agreement is extended for a further 6 months to 30 June 2004; (ii) the monthly fee payable by LYP to ERA is reduced from NT$1,300,000 (approximately HK$295,100) to NT$765,000 inclusive of 5% sales tax (approximately HK$173,655) commencing from 1 August 2003; (iii) ERA agrees to reduce the duration for rectification of problems relating to the services by 2 hours from 12 hours to 10 hours from 1 August 2003; and (iv) a new clause is inserted where subject to the consent of LYP, ERA may use the optic fibre for transmitting its data for 2 hours per day from 1 August 2003. Save for the foregoing, all other terms and conditions of the Agreement remain the same.

As a result of the Supplemental Agreement, the aggregate consideration payable under the transaction is NT$17,515,000 (approximately HK$3,975,905) for the period from 1 January 2003 to 30 June 2004 as compared to NT$15,600,000 (approximately HK$3,541,200) for the period from 1 January 2003 to 31 December 2003 under the Agreement (all amounts are inclusive of 5% sales tax).

The above Hong Kong dollars amounts are based on the exchange rate of approximately HK$0.227 = NT$1.

REASONS FOR THE SUPPLEMENTAL AGREEMENT

The reduction of monthly fee will result in saving of operating costs and the other changes meet with the requirements of LYP without any impact to its business operation. The fees payable by LYP under the Supplemental Agreement was negotiated at arm's length and at market rate. The Supplemental Agreement was entered into on normal commercial terms in the ordinary and usual course of business.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND ERA

The Company and its subsidiaries (together "Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP is a company incorporated in Taiwan and in the business of television programming, production and television channel transmission and operation. ERA is a company incorporated in Taiwan and in the business of film distribution, television programmes production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non-wholly owned subsidiary of the Company. As ERA holds the remaining 30% interest in LYP, ERA, is therefore, a substantial shareholder of LYP. ERA is accordingly a connected person to the Company as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the entry into the Supplemental Agreement constituted connected transaction of the Company.

As the aggregate consideration payable to ERA by LYP pursuant to the Agreement and the Supplemental Agreement is NT$17,515,000 (approximately HK$3,975,905) and represents less than 3% of the net tangible assets of the audited consolidated accounts of the Group, no shareholder approval is required and the Supplemental Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of the Company, including the independent non-executive directors, consider that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the shareholders of the Company, and the Supplemental Agreement was entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Supplemental Agreement will be included in the next published annual reports and accounts of the Company for the year ending on 31 December 2003 pursuant to Rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Chan Fai
Company Secretary

28 August 2003, Hong Kong